Exhibit 99.1

Condensed Interim Consolidated
Financial Statements

For the three and nine months ended July 31, 2022 and 2021

(Stated in thousands of Canadian dollars, except share and per share amounts)

(Unaudited)

High Tide Inc.
Condensed Interim Consolidated Financial Statement
For the three and nine months ended July 31, 2022 and 2021

Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2022 and 2021.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at July 31, 2022 and October 31, 2021 (Unaudited – In thousands of Canadian dollars)

	Notes	2022	2021
		$	$

Assets
Current assets
Cash and Cash Equivalents		18,321	14,014
Marketable securities	18	419	860
Trade and other receivables	9	13,542	7,175
Inventory		23,539	17,042
Prepaid expenses and deposits	7	7,753	6,919
Current portion of loans receivable	8	568	277
Total current assets		64,142	46,287
Non-current assets
Loans receivable	8	-	2,720
Property and equipment	5	28,841	24,756
Net investment - lease	21	203	506
Right-of-use assets, net	21	31,061	27,985
Long term prepaid expenses and deposits	7	3,346	1,681
Intangible assets and goodwill	3,6	182,066	142,280
Total non-current assets		245,517	199,928
Total assets		309,659	246,215
Liabilities
Current liabilities
Accounts payable and accrued liabilities		22,813	18,532
Notes payable current	11	11,231	5,600
Current portion of convertible debentures	12	-	946
Current portion of lease liabilities	21	7,405	5,729
Current portion of derivative liability	3,10	10,763	9,980
Total current liabilities		52,212	40,787
Non-current liabilities
Notes payable	11	12,049	11,893
Convertible debentures	12	7,022	7,217
Lease liabilities	21	25,482	24,044
Derivative liability	3,10	-	1,693
Deferred tax liability		10,393	8,577
Total non-current liabilities		54,946	53,424
Total liabilities		107,158	94,211
Shareholders’ equity
Share capital	14	272,805	208,904
Warrants	16	16,501	10,724
Contributed surplus		21,044	15,162
Convertible debentures – equity		647	859
Accumulated other comprehensive loss		(25)	(648)
Accumulated deficit		(115,408)	(87,792)
Equity attributable to owners of the Company		195,564	147,209
Non-controlling interest	23	6,937	4,795
Total shareholders’ equity		202,501	152,004
Total liabilities and shareholders’ equity		309,659	246,215

3

High Tide Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars)

		Three months ended		Nine months ended

	Notes	2022	2021	2022	2021
		$	$	$	$

Revenue	4	95,354	48,069	248,604	127,256
Cost of sales		(69,599)	(31,390)	(177,170)	(80,811)
Gross profit		25,755	16,679	71,434	46,445
Expenses
Salaries, wages and benefits		(11,453)	(7,318)	(30,933)	(19,373)
Share-based compensation	15	(1,734)	(508)	(5,988)	(2,578)
General and administration		(6,267)	(5,316)	(18,798)	(11,259)
Professional fees		(1,170)	(721)	(3,249)	(2,391)
Advertising and promotion		(1,871)	(1,364)	(6,368)	(1,679)
Depreciation and amortization	5,6,21	(7,182)	(8,299)	(21,920)	(22,107)
Interest and bank charges		(748)	(420)	(2,483)	(881)
Total expenses		(30,425)	(23,946)	(89,739)	(60,268)
Loss from operations		(4,670)	(7,267)	(18,305)	(13,823)
Other income (expenses)
Gain on disposal of assets		-	2,997	-	2,997
Gain on financial liability		(784)	-	(784)	-
Debt restructuring gain		-	-	-	1,145
Impairment loss		-	(57)	(89)	(57)
Gain (loss) on extinguishment of debenture		140	-	255	(516)
Loss on revaluation of marketable securities		(146)	(112)	(409)	(256)
Finance and other costs	13	(2,484)	(3,034)	(7,154)	(11,044)
Gain (loss) on revaluation of derivative liability		6,078	5,919	7,331	(8,553)
Foreign exchange loss (gain)		(120)	28	(324)	(66)
Total other income (expenses)		2,684	5,741	(1,174)	(16,350)
Loss before taxes		(1,986)	(1,526)	(19,479)	(30,173)
Income tax (expense) recovery		(731)	(224)	1,133	(688)
Net loss		(2,717)	(1,750)	(18,346)	(30,861)
Other comprehensive loss
Translation difference on foreign subsidiary		1,095	4	623	86
Total comprehensive loss		(1,622)	(1,746)	(17,723)	(30,775)
Comprehensive (loss) income attributable to:
Owners of the Company		(1,920)	(1,677)	(18,667)	(30,797)
Non-controlling interest		298	(69)	944	22
		(1,622)	(1,746)	(17,723)	(30,775)
Loss per share
Basic and diluted	17	(0.04)	(0.03)	(0.31)	(0.79)

Subsequent events (Note 24)

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2020		32,552	5,796	4,704	1,965	(487)	(34,359)	10,171	1,552	11,723
Acquisition - Meta Growth	3	35,290	2,739	240	9,008	-	-	47,277	1,821	49,098
Acquisition - Smoke Cartel, Inc.	3	8,396	-	-	-	-	-	8,396	-	8,396
Acquisition - Fab Nutrition, LLC.	3	9,243	-	-	-	-	(4,535)	4,708	988	5,696
Acquisition - DHC Supply LLC	3	7,751	-	-	-	-	-	7,751	-	7,751
Sale of controlling interest	6	-	-	-	-	-	-	-	(892)	(892)
Prepaid Interest paid in shares		1,458	-	-	-	-	-	1,458	-	1,458
Share-based compensation	15	-	-	2,578	-	-	-	2,578	-	2,578
Equity portion of convertible debentures		-	-	-	157	-	-	157	-	157
Exercise options	15	1,005	-	(179)	-	-	-	826	-	826
Warrants expired	16	-	(5,394)	5,394	-	-	-	-	-	-
Issued to pay fees in shares		468	-	-	-	-	-	468	-	468
Extension of convertible debenture		-	-	340	-	-	-	340	-	340
Conversion of convertible debentures		43,317	-	-	(9,661)	-	-	33,656	-	33,656
Warrants exercised	16	15,045	(1,676)	28	-	-	-	13,397	-	13,397
Cumulative translation adjustment		-	-	-	-	86	-	86	-	86
Shares and warrants issued through equity financing		38,447	10,022	-	-	-	-	48,469	-	48,469
Share issuance costs		(5,535)	-	-	-	-	-	(5,535)	-	(5,535)
Vesting of RSUs (Note 14)	15	743	-	(743)	-	-	-	-	-	-
Comprehensive loss for the period		-	-	-	-	-	(30,883)	(30,883)	22	(30,861)
Balance, July 31, 2021		188,180	11,487	12,362	1,469	(401)	(69,777)	143,320	3,491	146,811
Opening balance, November 1, 2021		208,904	10,724	15,162	859	(648)	(87,792)	147,209	4,795	152,004
Acquisition - FABCBD		313	-	-	-	-	-	313	-	313
Acquisition - NuLeaf	3	35,527	-	-	-	-	(8,326)	27,201	2,700	29,901
Acquisition - Budroom	3	3,738	-	-	-	-	-	3,738	-	3,738
Acquisition - Boreal Cannabis	3	2,203	-	-	-	-	-	2,203	-	2,203
Acquisition - Crossroads Cannabis	3	2,189	-	-	-	-	-	2,189	-	2,189
Issuance of shares through ATM		8,307	-	-	-	-	-	8,307	-	8,307
Issued to pay fees in shares		100	-	-	-	-	-	100	-	100
Share-based compensation	15	-	-	5,988	-	-	-	5,988	-	5,988
Equity portion of convertible debentures		-	-	-	(212)	-	-	(212)	-	(212)
Exercise options	14	571	-	(261)	-	-	-	310	-	310
Warrants expired	16	-	(273)	273	-	-	-	-	-	-
Warrants exercised	16	4,052	(6)	-	-	-	-	4,046	-	4,046
Share issuance costs		(966)	-	-	-	-	-	(966)	-	(966)
Vesting of RSUs		118	-	(118)	-	-	-	-	-	-
Issued warrants		-	6,056		-	-	-	6,056	-	6,056
Acquisition - Budheaven	3	1,985	-	-	-	-	-	1,985	-	1,985
Shares issued through equity financing		5,764	-	-	-	-	-	5,764	-	5,764
Partner distributions		-	-	-	-	-	-	-	(1,502)	(1,502)
Cumulative translation adjustment		-	-	-	-	623	-	623	-	623
Comprehensive (loss) gain for the period		-	-	-	-	-	(19,290)	(19,290)	944	(18,346)
Balance, July 31, 2022		272,805	16,501	21,044	647	(25)	(115,408)	195,564	6,937	202,501

5

High Tide Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Notes	2022	2021
		$	$
Operating activities
Net loss		(18,346)	(30,861)
Adjustments for items not effecting cash and cash equivalents
Income tax (recovery) expense		(1,133)	688
Accretion expense	13	3,951	4,575
Fee for services and interest paid in shares and warrants	16	-	1,926
Depreciation and amortization	5,6,21	21,920	22,107
Revaluation of derivative liability	3, 12, 16	(7,331)	8,553
Gain (loss) on extinguishment of debenture		(255)	516
Debt restructuring gain		-	(1,145)
Impairment loss		89	57
Foreign exchange loss		324	66
Share-based compensation	15	5,988	2,578
Gain on sale of marketable securities		-	(2,997)
Revaluation of marketable securities		408	256
		5,615	6,319
Changes in non-cash working capital
Trade and other receivables		(6,130)	(944)
Inventory		(4,156)	(3,973)
Loans receivable		(2,429)	(161)
Prepaid expenses and deposits		(2,194)	(390)
Accounts payable and accrued liabilities		5,518	(8,687)
Net cash used in operating activities		(3,776)	(7,836)

Investing activities
Net additions of property and equipment	5	(6,880)	(6,206)
Net additions of intangible assets	6	(1,060)	(124)
Purchase of marketable securities		-	2,300
Cash acquired through business combinations, net	3	616	(14,172)
Net cash used in investing activities		(7,324)	(18,202)

Financing activities
Repayment of finance lease obligations		-	(11)
Proceeds from convertible debentures net of issue costs	12	-	1,273
Proceeds from notes payable net of issue costs and repayment	11	9,500	-
Repayment of notes payable		(4,040)	-
Repayment of convertible debentures		(2,325)	(3,813)
Proceeds from equity financing		10,645	43,250
Interest paid on debentures and loans		(932)	(985)
Lease liability payments	21	(7,232)	(5,270)
Share issuance costs		(966)	-
Proceeds from equity financing through ATM		8,307	-
Warrants exercised	16	2,141	9,885
Options exercised		309	825
Net cash provided by financing activities		15,407	45,154

Net increase in cash		4,307	19,116
Cash, beginning of period		14,014	7,524
Cash, end of period		18,321	26,640

6

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”(listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

COVID-19

The Company’s business could be adversely affected by the effects of the outbreak of novel coronavirus (“COVID-19”). Several significant measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workplace productivity, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries resulting in an economic downturn that could negatively impact the Company’s financial position, financial performance, cash flows, and its ability to raise capital. Since the initial outset of the pandemic, the Company did not experience a significant decline in sales for most of the operating businesses.

2.	Accounting Policies
A.	Basis of Preparation

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2021 which are available on SEDAR at www.sedar.com.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative condensed interim consolidated statements of financial position and the condensed interim consolidated statements of loss and comprehensive loss to conform with current period’s presentation.

On May 13, 2021, the Company completed a one-for-fifteen (1:15) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 690,834,719 to 46,055,653. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on September 14, 2022.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

B.	Use of estimates

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements remain the same as those applied to the consolidated financial statements for the year ended October 31, 2021.

C.	Accounting Policies

The significant accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2022, and 2021 are consistent with those applied and disclosed in Note 3 and 4 of the Company’s Consolidated Financial Statements for the years ended October 31, 2021 and 2020.

As a result of activities during the nine month period ended July 31, 2022, the following policies have been updated:

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is accounted for as follows:

Raw materials, work in progress and finished goods that arise from the extraction process under NuLeaf include raw materials and manufacturing overheads. Raw materials are calculated on a weighted average cost basis and include expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition. Manufacturing overheads such as labour and other manufacturing expenditures are overheads based on the normal operating capacity.

Finished goods purchased from third parties are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and include expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs necessary to make the sale. The Company reviews inventory for obsolete, redundant, and slow-moving inventory items and any such items are written down to net realizable value.  Any write-downs of inventory to net realizable value are recorded in consolidated statement of loss and other comprehensive loss of the related year.

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A. NuLeaf Naturals, LLC Acquisition

Total consideration	$
Common shares	35,527
35,527
Purchase price allocation
Cash and cash equivalents	565
Accounts receivable	216
Other receivables	21
Inventory	2,341
Prepaid expenses	305
Property, plant and equipment	4,190
Right of use asset	3,144
Intangible assets - software	211
Intangible assets - brand	10,168
Goodwill	24,728
Accounts payable and accrued liabilities	(1,450)
Other liabilities	(105)
Lease liabilities	(2,984)
Deferred tax liability	(3,123)
Non-controlling interest	(2,700)
35,527

On November 29, 2021, the Company closed the acquisition of 80% of the outstanding common shares of NuLeaf Naturals LLC. (“NuLeaf”). Pursuant to the terms of the Arrangement, the consideration was comprised of 4,429,809 common shares of High Tide, having an aggregate value of $35,527.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in NuLeaf not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a liability with the offset recorded as equity on the Condensed Interim Consolidated Statements of Financial Position, at its fair value at acquisition of $8,326 with an exercise date of May 29, 2023. For the three and nine months ended July 31, 2022, the Company recognized $2,928 and $2,476 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, right of use assets, lease liabilities, identifiable intangible assets, income taxes, the allocation of goodwill and the non-controlling interest. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the nine months ended July 31, 2022, NuLeaf accounted for $12,292 in revenues and $132 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $1,440 in revenues and a decrease of $722 in net loss for the nine months ended July 31, 2022. The Company also incurred $71 in transaction costs for the nine months ended July 31, 2022, which have been expensed to finance and other costs during the period.

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

B. Bud Room Inc.

Total consideration	$
Common shares	3,738
3,738
Purchase price allocation
Cash and cash equivalents	63
Trade and other receivables	31
Inventory	40
Prepaid expenses	31
Property and equipment	41
Leasehold improvements	79
Goodwill	3,499
Right of use asset	365
Lease liability	(365)
Accounts payable and accrued liabilities	(46)
3,738

On February 9, 2022, the Company closed the acquisition of 100% of the outstanding common shares of Bud Room Inc. (“Bud Room”). Pursuant to the terms of the Arrangement, the consideration was comprised of 674,650 common shares of High Tide, having an aggregate value of $3,738 and acquired all rights to the customized Fastendr™ retail kiosk and smart locker technology and Bud Room’s retail cannabis store located at 1910 St. Laurent Blvd in Ottawa, Ontario.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, right of use asset, lease liability, identifiable intangible assets, income tax, the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the nine months ended July 31, 2022, Bud Room accounted for $1,284 in revenues and $93 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $613 in revenues and a decrease of $14 in net loss for the nine months ended July 31, 2022.

10

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

C. 2080791 Alberta Ltd.

Total consideration	$
Cash	200
Common shares	2,203
2,403
Purchase price allocation
Cash and cash equivalents	251
Inventory	182
Prepaid expenses	8
Property and equipment	161
Goodwill	1,829
Right of use asset	160
Lease liability	(160)
Accounts payable and accrued liabilities	(28)
2,403

On April 21, 2022, the Company closed the acquisition of 100% of the outstanding common shares of 2080791 Alberta Ltd. operating as Boreal Cannabis Company (“Boreal”) which operates two retail cannabis stores in Alberta. Pursuant to the terms of the Arrangement, the consideration was comprised of $200 in cash and 443,301 common shares of High Tide, having an aggregate value of $2,203.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, right of use assets, lease liabilities, identifiable intangible assets, income taxes, the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the nine months ended July 31, 2022, Boreal accounted for $984 in revenues and $123 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $1,861 in revenues and a decrease of $132 in net loss for the nine months ended July 31, 2022. The Company also incurred $5 in transaction costs for the nine months ended July 31, 2022, which have been expensed to finance and other costs during the period.

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

D. Crossroads Cannabis

Total consideration	$
Common shares	2,189
2,189
Purchase price allocation
Cash and cash equivalents	3
Inventory	284
Property and equipment	233
Goodwill	1,296
Leasehold Improvements	373
Lease liabilities	(751)
Right of use assets	751
2,189

On April 26, 2022, the Company closed the acquisition of three retail cannabis stores in Ontario operating as Crossroads Cannabis (“Crossroads”). Pursuant to the terms of the Arrangement, the consideration was comprised of 378,079 common shares of High Tide, having an aggregate value of $1,777. On May 17, the Company closed the acquisition of an additional retail cannabis store operating as Crossroads Cannabis, the consideration was comprised of 138,656 common shares of High Tide having an aggregate value of $412.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, right of use assets, lease liabilities, identifiable intangible assets, income taxes, the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the nine months ended July 31, 2022, Crossroads accounted for $1,612 in revenues and $82 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $2,569 in revenues and a decrease of $238 in net loss for the nine months ended July 31, 2022. The Company also incurred $30 in transaction costs for the nine months ended July 31, 2022, which have been expensed to finance and other costs during the period.

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

E. Ontario Lottery Winner

Total consideration	$
Cash	116
Loan Receivable - Settlement	1,383
1,499
Purchase price allocation
Cash and cash equivalents	7
Inventory	221
Prepaid Expenses	2
Property and equipment	313
Goodwill	956
1,499

On May 10, 2022, the Company closed the acquisition of two Ontario Lottery Winner retail cannabis locations. Pursuant to the terms of the Arrangement, the consideration was comprised of $116 in cash and settlement of a $1,383 Loan Receivable.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the nine months ended July 31, 2022, the two locations accounted for $6,093 in revenues and $911 in net loss. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $2,760 in revenues and a decrease of $176 in net loss for the nine months ended July 31, 2022.

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

F. Bud Heaven

Total consideration	$
Common Shares	1,986
Cash True-up Payable	992
2,978
Purchase price allocation
Cash and cash equivalents	41
Inventory	102
Trade and other receivables	13
Prepaid Expenses	37
Property and equipment	240
Goodwill	2,657
Right-of-use-assets	250
Lease Liabilities	(250)
Accounts payable and accrued liabilities	(112)
2,978

On June 1, 2022, the Company acquired all of the issued and outstanding shares of Livonit Foods Inc. operating as Bud Heaven (“Bud Heaven”) which operates two retail cannabis stores in Ontario. The consideration was comprised of 564,092 Common Shares, having an aggregate value of $1,986 and a cash true-up payable of $992, due upon settlement of the post-closing working capital adjustment.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, right of use asset, lease liability, identifiable intangible assets, income tax, the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the nine months ended July 31, 2022, Bud Heaven accounted for $790 in revenues and $75 in net loss. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $2,728 in revenues and a decrease of $676 in net loss for the nine months ended July 31, 2022. The Company also incurred $4 in transaction costs for the nine months ended July 31, 2022, which have been expensed to finance and other costs during the period.

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

G. Kensington

Total consideration	$
Cash	160
Loan Receivable - Settlement	523
683
Purchase price allocation
Cash and cash equivalents	2
Inventory	21
Right-of-use assets	199
Lease liabilities - non-current	(199)
Property and equipment	185
Goodwill	475
683

On June 4th, 2022, High Tide Inc. (“the Company” or “High Tide”) purchased a licensed cannabis retail store location in Alberta. The consideration was comprised of $160 in cash and settlement of a $523 Loan Receivable.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, right of use asset, lease liability, identifiable intangible assets, income tax, the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the nine months ended July 31, 2022, Kensington accounted for $173 in revenues and $16 in net loss. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $447 in revenues and a decrease of $156 in net loss for the nine months ended July 31, 2022. The Company also incurred $11 in transaction costs for the nine months ended July 31, 2022, which have been expensed to finance and other costs during the period.

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

H. Halo Kushbar

Total consideration	$
Note Receivable - Settled	811
811
Purchase price allocation
Cash and cash equivalents	160
Trade and other receivables	341
Inventory	190
Prepaid Expenses	14
Right-of-use assets	718
Lease liabilities - non-current	(718)
Accounts payable and accrued liabilities	(418)
Property and equipment	524
811

On July 15, 2022, High Tide took control of the shares of Halo Kushbar Retail Inc (“Halo”), which owns three operating cannabis retail stores in Alberta.  The consideration received was a settlement of a convertible promissory note that was revalued to a principal amount of $0.8 million (the “Note”).

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, right of use asset, and lease liability.  For the half month ended July 31, 2022, Halo accounted for $154 in revenues and $5 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $2,524 in revenues and a decrease of $33 in net loss for the nine months ended July 31, 2022.

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

I. Meta Growth Corp. Acquisition (Prior year)

Total consideration	$
Common shares	35,290
Conversion feature of convertible debt	9,008
Warrants	2,739
Options	86
Restricted stock units	154
47,277
Purchase price allocation
Cash and cash equivalents	10,209
Trade and other receivables	2,015
Inventory	3,547
Prepaid expenses	2,479
Marketable securities	635
Notes receivable	262
Property and equipment	6,849
Loan receivable	756
Intangible assets - license	30,900
Right of use asset	12,490
Goodwill	32,247
Non-controlling interest	(1,821)
Accounts payable and accrued liabilities	(6,336)
Deferred tax liability	(1,933)
Lease liability	(12,887)
Convertible debenture	(18,809)
Notes payable	(13,326)
47,277

On November 18, 2020, the Company closed the acquisition of 100% of the outstanding common shares of Meta Growth Corp (“Meta Growth” or “META”). Pursuant to the terms of the Arrangement, holders of common shares of META (“META Shares“) received 0.824 (the “Exchange Ratio“) High Tide Shares for each META Share held. In total, High Tide acquired 237,941,274 META Shares in exchange for 196,063,610 High Tide Shares pre-consolidation (13,070,907 post-consolidation shares), resulting in former META shareholders holding approximately 45.0% of the total number of issued and outstanding High Tide Shares.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, right of use asset, non-controlling interest, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Meta Growth accounted for $63,016 in revenues and $11,451 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $3,422 in revenues and an increase of $401 in net loss for the year ended October 31, 2021. The Company also incurred $1,359 in transaction costs for the year ended October 31, 2021, which were expensed to finance and other costs during that period.

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

J.	Smoke Cartel, Inc. Acquisition (Prior year)

Total consideration	$
Cash	2,512
Common shares	8,396
Contingent consideration	1,319
12,227
Purchase price allocation
Cash and cash equivalents	1,680
Intangible assets - Brand	3,820
Intangible assets - Software	7,217
Goodwill	2,594
Accounts payable and accrued liabilities	(1,093)
Deferred tax liability	(1,991)
12,227

On March 24, 2021, the Company closed the acquisition of 100% of the outstanding common shares of Smoke Cartel Inc. (“Smoke Cartel”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 9,540,754 common shares of High Tide pre-consolidation (636,050 post-consolidation shares), having an aggregate value of $8,396; (ii) $2,512 in cash; and (iii) a contingent consideration depending on certain revenue targets being achieved by December 31, 2021. Contingent consideration of $1,319 was calculated using Monte Carlo simulation due to the uncertain nature of the potential future revenues of the Company. During the year ended October 31, 2021, the Company finalized the future obligation owed and recorded a loss on the contingent consideration of $1,671 through profits and loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill.  The goodwill acquired is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Smoke Cartel accounted for $7,535 in revenues and $52 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $5,846 in revenues and a decrease of $743 in net loss for the year ended October 31, 2021. The Company also incurred $97 in transaction costs for the year ended October 31, 2021, which were expensed to finance and other costs during that period.

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

K.	2686068 Ontario Inc. Acquisition (Prior year)

Total consideration	$
Cash	5,980
5,980
Purchase price allocation
Cash and cash equivalents	3
Inventory	120
Property and equipment	274
Intangible assets - license	5,627
Right of use asset	1,148
Goodwill	1,611
Lease liability	(1,148)
Accounts payable and accrued liabilities	(164)
Deferred tax liability	(1,491)
5,980

On April 28, 2021, the Company closed the acquisition of 100% of the outstanding common shares of 2686068 Ontario Inc. (“2686068”). Pursuant to the terms of the Arrangement, the consideration was comprised of $5,980 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business. For the year ended October 31, 2021, 2686068 accounted for $1,117 in revenues and $1,407 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $1,107 in revenues and an increase of $123 in net loss for the year ended October 31, 2021.

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

L.	Fab Nutrition, LLC. Acquisition (Prior year)

Total consideration	$
Cash	15,193
Common Shares	3,752
18,945
Purchase price allocation
Cash and cash equivalents	642
Accounts receivable	125
Inventory	403
Property and equipment	22
Intangible assets - brand	7,801
Goodwill	13,897
Accounts payable and accrued liabilities	(552)
Deferred tax liability	(2,131)
Non-controlling interest	(1,262)
18,945

On May 10, 2021, the Company closed the acquisition of 80% of the outstanding common shares of Fab Nutrition, LLC. (“FABCBD”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) $15,193 in cash; and (ii) 6,151,915 pre-consolidation common shares of High Tide (410,128 post-consolidation), having an aggregate value of $3,752.

In connection with the acquisition agreement, 9,679,778 pre-consolidation common shares of the Company (645,319 post-consolidation) were placed in escrow for a period of 24 months. Every 6 months 25% of escrow shares are released to the minority shareholder of FABCBD. Over the 24-month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in FABCBD not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a current liability with the offset recorded as equity on the Consolidated Statements of Financial Position, at its fair value at acquisition of $3,722. For the three and nine months ended July 31, 2022, the Company recognized $530 and $1,4641 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination.

Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable assets, income taxes and the allocation of goodwill. The goodwill acquired is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, FABCBD accounted for $4,746 in revenues and $640 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $7,790 in revenues and a decrease of $306 in net loss for the year ended October 31, 2021. The Company also incurred $872 in transaction costs for the year ended October 31, 2021, which were expensed to finance and other costs during that period.

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

M.	DHC Supply LLC. Acquisition (Prior year)

Total consideration	$
Cash	4,045
Common Shares	7,767
11,812
Purchase price allocation
Cash and cash equivalents	1,054
Trade and other receivables	66
Inventory	1,270
Prepaid expenses	18
Property and equipment	10
Intangible assets - brand	2,671
Goodwill	8,201
Right of use asset	592
Lease liability	(592)
Accounts payable and accrued liabilities	(1,478)
11,812

On July 6, 2021, the Company closed the acquisition of 100% of the outstanding common shares of DHC Supply LLC. (“DHC”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 839,820 post-consolidation commons shares of High Tide (12,597,300 pre-consolidation), having an aggregate value of $7,767; (ii) $4,045 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination.

Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable assets, income taxes and the allocation of goodwill. The goodwill acquired is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, DHC accounted for $3,399 in revenues and $14 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $7,513 in revenues and an increase of $301 in net loss for the year ended October 31, 2021.

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

N.	102105699 Saskatchewan Ltd. Acquisition (Prior year)

Total consideration	$
Cash	698
Common Shares	2,018
2,716
Purchase price allocation
Cash and cash equivalents	7
Trade and other receivables	7
Inventory	46
Prepaid expenses	55
Property and equipment	136
Intangible assets - license	879
Goodwill	1,966
Right of use asset	691
Lease liability	(691)
Accounts payable and accrued liabilities	(143)
Deferred tax liability	(237)
2,716

On August 6, 2021 the Company closed the acquisition of 100% of the issued and outstanding common shares of 10210569 Saskatchewan Ltd. (“OneLeaf”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 254,518 post-consolidation common shares of High Tide, having an aggregate value of $2,018; and (ii) $698 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, OneLeaf accounted for $90 in revenues and $83 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $254 in revenues and an increase of $72 in net loss for the year ended October 31, 2021.

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

O.	DS Distribution Acquisition (Prior year)

Total consideration	$
Cash	5,013
5,013
Purchase price allocation
Cash and cash equivalents	115
Inventory	160
Prepaid expenses	158
Property and equipment	69
Intangible assets - brand	1,375
Goodwill	4,384
Right of use asset	299
Lease liability	(299)
Accounts payable and accrued liabilities	(863)
Deferred tax liability	(385)
5,013

On August 12, 2021 the Company closed the acquisition of 100% of all the issued and outstanding common shares of DS Distribution Inc. (“DankStop”). Pursuant to the terms of the Arrangement, the consideration was comprised of 612,087 post-consolidation shares of High Tide, having an aggregate value of $5,013.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price is provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, DankStop accounted for $380 in revenues and $117 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $6,473 in revenues and an decrease of $311 in net loss for the year ended October 31, 2021.

23

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

P.	Blessed CBD Acquisition (Prior year)

Total consideration	$
Cash	7,165
Common Shares	4,432
Working capital adjustment	1,086
12,683
Purchase price allocation
Cash and cash equivalents	2,155
Trade and other receivables	472
Inventory	293
Property and equipment	19
Intangible asset - brand	4,220
Goodwill	8,889
Accounts payable and accrued liabilities	(1,530)
Deferred tax liability	(971)
Non-controlling interest	(864)
12,683

On October 19, 2021, the Company closed the acquisition of 80% of the issued and outstanding common shares of Enigmaa Ltd. (“Blessed CBD”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 607,064 post-consolidation shares of High Tide, having an aggregate value of $4,432; (ii) $7,165 in cash, and (iii) and working capital adjustment of $1,086.

In connection with the acquisition agreement, 529,487 post-consolidation common shares of the Company were placed in escrow for a period of 24 months. Every 12 months 50% of escrow shares are released to the minority shareholder of Blessed CBD. This share issuance was initially recorded through equity. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in Blessed CBD not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a current liability with the offset recorded as equity on the Consolidated Statements of Financial Position, at its fair value at acquisition of $4,323 with an exercise date of October 19, 2022. For the three and nine months ended July 31, 2022, the Company recognized $1,229 and $1,301 gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price is provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes, the allocation of goodwill and the non-controlling interest. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Blessed CBD accounted for $296 in revenues and $130 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $10,083 in revenues and a decrease of $2,382 in net loss for the year ended October 31, 2021. The Company also incurred $360 in transaction costs for the year ended October 31, 2021, which were expensed to finance and other costs during that period.

24

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

4.	Revenue from Contracts with Customers

For the three months ended July 31	2022	2021	2022	2021	2022	2021	2022	2021
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	80,436	37,695	215	676	45	5	80,696	38,376
USA	12,012	8,467	727	1,105	-	-	12,739	9,572
International	1,919	121	-	-	-	-	1,919	121
Total revenue	94,367	46,283	942	1,781	45	5	95,354	48,069

Major products and services
Cannabis	79,140	32,031	-	-	-	-	79,140	32,031
Consumption accessories	9,427	9,962	941	1,773	-	-	10,368	11,735
Data analytics services	5,475	3,839	-	-	-	-	5,475	3,839
Other revenue	325	451	1	8	45	5	371	464
Total revenue	94,367	46,283	942	1,781	45	5	95,354	48,069

Timing of revenue recognition
Transferred at a point in time	94,367	46,283	942	1,781	45	5	95,354	48,069
Total revenue	94,367	46,283	942	1,781	45	5	95,354	48,069

For the nine months ended July 31	2022	2021	2022	2021	2022	2021	2022	2021
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	195,007	104,804	1,492	2,768	97	35	196,596	107,607
USA	44,484	16,098	1,636	3,051	-	-	46,120	19,149
International	5,888	500	-	-	-	-	5,888	500
Total revenue	245,379	121,402	3,128	5,819	97	35	248,604	127,256

Major products and services
Cannabis	197,581	91,978	-	-	-	-	197,581	91,978
Consumption accessories	30,991	19,915	3,112	5,779	-	-	34,103	25,694
Data analytics services	15,275	8,201	-	-	-	-	15,275	8,201
Other revenue	1,532	1,308	16	40	97	35	1,645	1,383
Total revenue	245,379	121,402	3,128	5,819	97	35	248,604	127,256

Timing of revenue recognition
Transferred at a point in time	245,379	121,402	3,128	5,819	97	35	248,604	127,256
Total revenue	245,379	121,402	3,128	5,819	97	35	248,604	127,256

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

25

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Property and Equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements (iv)	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Balance, October 31, 2020	778	-	12,980	167	2,800	16,725
Additions	626	-	9,923	14	-	10,563
Additions from business combinations (Note 3)	1,857	-	5,516	5	-	7,378
Disposal (i) (ii)	(146)	-	(1,061)	(170)	-	(1,377)
Impairment loss (iii)	(4)	-	(129)	-	-	(133)
Foreign currency translation	(11)	-	(5)	-	-	(16)
Balance, October 31, 2021	3,100	-	27,224	16	2,800	33,140
Additions and reclasses	579		6,301	-	-	6,880
Additions from business combinations (Note 3)	735	3,532	1,620	-	-	5,887
Foreign currency translation	(22)	1	(32)	-	-	(53)
Balance, July 31, 2022	4,392	3,533	35,113	16	2,800	45,854

Accumulated depreciation
Balance, October 31, 2020	252	-	3,218	158	12	3,640
Depreciation	1,044	-	4,192	9	44	5,289
Disposal (i) (ii)	(89)	-	(291)	(158)	-	(538)
Foreign currency translation	(2)	-	(5)	-	-	(7)
Balance, October 31, 2021	1,205	-	7,114	9	56	8,384
Depreciation	1,038	366	7,198	3	42	8,647
Foreign currency translation	7	(13)	(12)	-	-	(18)
Balance, July 31, 2022	2,250	353	14,300	12	98	17,013

Balance, October 31, 2021	1,895	-	20,110	7	2,744	24,756
Balance, July 31, 2022	2,142	3,180	20,813	4	2,702	28,841

(i)	During the year ended October 31, 2021, the Company sold it’s 49% interest in two of the joint ventures under META that operated as retail cannabis stores in Manitoba. The Company recognized $647 as a gain on the sale at October 31, 2021.
(ii)	On July 15, 2021, the Company completed the sale of three of its KushBar retail cannabis stores to Halo Collective Inc. (“Halo” formerly Halo Labs Inc.) for total gross proceeds of $5,700. In 2020, the Company was paid a deposit of $3,500 by way of issuance of 13,461,538 common shares of Halo at a deemed price of $0.26 per common share. During the fiscal year 2020, the Company had sold those shares and received a net amount of $1,700. On the date of close, July 15, 2021, the Company received a convertible promissory note (Note 8) issued by Halo Collective Inc. in the principal amount of $1,800 with a conversion rate of $0.16 per Halo common share. The promissory note was recorded at a fair value through profit and loss of $1,522 based on risk adjusted discount rate of 15%. For the year ended October 31, 2021, the Company recognized $2,654 as a gain on the sale of assets. On July 15, 2022, High Tide took control of the shares of Halo Kushbar Retail Inc. which served as the security for the convertible promissory note. High Tide accounted for this seizure as a business combination (Note 3). The consideration received was settlement of the convertible promissory note, which was revalued to a principal amount of $0.8 million.

(iii)	During the year-ended October 31, 2021, the Company identified two locations from the Meta acquisition that would not be operated due to market pressures and increased competition, which resulted in impairment of $133.
(iv)	During the nine months ended July 31, 2022, there were additions of $1,627 (July 31, 2021, $1,020) in assets under construction, largely related to cannabis retail locations not yet in operation.

26

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Intangible Assets and Goodwill

	Software	Licenses	Brand Name	Goodwill	Total
Cost	$	$	$	$	$
Balance, October 31, 2020	2,282	9,976	1,502	6,061	19,821
Additions	150	-	-	-	150
Additions from business combinations (Note 3)	7,217	37,406	19,552	73,812	137,987
Disposals (i)	-	(1,230)	-	-	(1,230)
Impairment loss (ii)	-	(1,390)	-	-	(1,390)
Foreign currency translation	(186)	-	21	73	(92)
Balance, October 31, 2021	9,463	44,762	21,075	79,946	155,246

Additions and reclasses	344	-	541	175	1,060
Additions from business combinations (Note 3)		-	10,168	35,439	45,607
Impairment loss	(89)				(89)
Foreign currency translation	-	-	72	308	380
Balance, July 31, 2022	9,718	44,762	31,856	115,868	202,204

Accumulated depreciation
Balance, October 31, 2020	606	1,188	-	-	1,794
Amortization	1,215	10,161	-	-	11,376
Disposals	-	(160)	-	-	(160)
Foreign currency translation	(44)	-	-	-	(44)
Balance, October 31, 2021	1,777	11,189	-	-	12,966
Amortization	1,417	5,804		-	7,221
Foreign currency translation	(24)	(25)	-	-	(49)
Balance, July 31, 2022	3,170	16,968	-	-	20,138

Balance, October 31, 2021	7,686	33,573	21,075	79,946	142,280
Balance, July 31, 2022	6,548	27,794	31,856	115,868	182,066

(i)	During the year ended October 31, 2021, the Company sold it’s 49% interest in one of the joint ventures under META that operates as a retail cannabis store in Manitoba, resulting in a loss of control. As a result of the loss in control, the Company has deconsolidated all net assets related to the joint venture and derecognized related non-controlling interest of $892 for the period ending October 31, 2021 and recognized $343 as a gain on the sale.

(ii)	During the year ended October 31, 2021, the Company performed indicator assessments over CGUs with property and equipment, right of use assets, and finite intangible assets. The Company identified one CGU, 2686068 Ontario Inc., as impaired and performed an impairment test at October 31, 2021. As a result of the impairment test performed, the recoverable amount was determined to be lower than the carrying value, resulting in an impairment of $1,390 at October 31, 2021.

7.	Prepaid expenses and deposits

	July 31, 2022	October 31, 2021
	$	$
Deposits on cannabis retail outlets	1,257	996
Prepaid insurance and other	5,869	3,352
Prepayment on inventory	3,973	4,252
Total	11,099	8,600
Less current portion	(7,753)	(6,919)
Long-term	3,346	1,681

27

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

8.	Loans receivable

As at	July 31, 2022	October 31, 2021
	$	$
Term loan (i)	-	233
Loans receivable (ii)	568	1,242
Halo - Note receivable (iii)	-	1,522
Total	568	2,997
Less current portion	(568)	(277)
Long-term	-	2,720

(i)

Term loans is due from franchisee and relates to acquisitions of the sub-lease location from the Company and initial inventory. The term loan is secured by a promissory note, which bears interest of 6.95% per annum and requires blended payments of principal and interest between $6 and $8 monthly. The Company maintains the head lease of a franchisee location. On June 4, 2022, the Company acquired Kensington and the balance of the loan formed part of the purchase consideration.

(ii)

Included in loans receivable, as part of the acquisition of META, the Company acquired a loan receivable of $1,064 that was advanced to one of the winners of the Ontario cannabis lottery for new cannabis retail locations in Guelph, Scarborough and Toronto to fund the build out and start-up operations of the retail locations. Pursuant to the terms of the agreement, the loan has an interest rate of 3% per annum. The principal balance is due and payable on the fifth anniversary date of the loan. On May 10, 2022, the Company acquired two cannabis retail locations of the Ontario Lottery winner and portion of the loan formed part of the purchase consideration. On August 2, 2022, the company acquired a third location and it is in the process of allocating the purchase price in line with IFRS 3, Business Combination.

(iii)

As part of total consideration received for the sale of the KushBar assets, a note receivable was issued to the Company in the amount of $1,800. The note has a two year term and bears an interest rate of 6% per annum with a maturity date of July 23, 2023. The Company has the option to convert this note into common shares of Halo for $0.16 per share. The note fails the solely payment of principal and interest test (“SPPI”) due to the conversion feature of the promissory note, therefore this note will be subsequently recognized at fair value through profit or loss. The note was recorded at its fair value of $1,522, at October 31, 2021, using a discount rate of 15% over 2 years. On July 15, 2022, the Company triggered the conversion feature of the loan and took control of Halo, and the balance of the loan formed part of the purchase consideration.

9.	Trade and other receivables

As at	July 31, 2022	October 31, 2021
	$	$
Trade accounts receivable	12,431	6,494
Sales tax receivable	1,111	681
Total	13,542	7,175

28

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10. Derivative Liability

As at	July 31, 2022	October 31, 2021
	$	$
Windsor derivative liability (i)	-	1,693
Smoke Cartel contingent consideration (ii)	817	3,028
FABCBD Put Option derivative liability (iii)	1,085	2,638
Blessed Put Option derivative liability (iv)	3,011	4,313
NuLeaf Put Option derivative liability (v)	5,850
Total	10,763	11,673
Less current portion	(10,763)	(9,980)
Long-term	-	1,693

(i)	On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, for a senior secured, non-revolving term credit facility (“the Facility”) in the amount of up to $10,000. In connection with the loan agreement, the Company also issued common share purchase warrants, that hold a cashless exercise feature, such that each subscriber received one warrant for each $0.17 original principal amount of its debenture, resulting in 58,823,529 warrants being issued as part of the offering. Each warrant entitles the holder to acquire fifteen shares at an exercise price of $3.83 per share for two years from the date of issuance. As share purchase warrants are exercised by Windsor, the Company revalues the remaining fair value of the derivative liability associated, through the Black-Scholes model. During the nine month period ended July 31, 2022, Windsor exercised all of the remaining outstanding warrants, and the Company recorded a loss on the exercise of warrants of $220.
(ii)	On March 24, 2021, the Company acquired all of the outstanding common shares of Smoke Cartel where the consideration was comprised of cash, common shares, and a contingent consideration that was dependent on certain revenue targets being achieved by December 31, 2021, with the total amount payable being finalized in the first quarter of fiscal year 2022. On July 31, 2022, the Company revalued the derivative liability based on the Company’s current stock price and recorded a gain of $2,211 in the statements of loss and comprehensive loss.
(iii)	On May 9, 2021, the Company acquired 80% of the outstanding shares of FABCBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of FABCBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $3,722. At July 31, 2022, the Company revalued the fair value of the put option and recognized an unrealized gain of $1,464 in the statements of loss and comprehensive loss.
(iv)	On October 19, 2021, the Company acquired 80% of the outstanding shares of Blessed CBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of Blessed CBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $4,323. At July 31, 2022, the Company revalued the fair value of the put option and recognized an unrealized gain of $1,301 in the statements of loss and comprehensive loss.
(v)	On November 29, 2021, the Company acquired 80% of the outstanding shares of NuLeaf. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of NuLeaf not acquired upon initial acquisition. The initial obligation under the put option was valued at $8,326. At July 31, 2022, the Company revalued the fair value of the put option and recognized an unrealized gain of $2,566 in the statements of loss and comprehensive loss.

29

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Notes Payable

As at	July 31, 2022	October 31, 2021
	$	$
Term loans	1,705	1,600
Notes payable (i)	11,875	11,728
ATB loan (ii)	-	4,000
Promissory note (v) (vi) (vii)	9,526	-
Long term contract liability	39	39
Government loan (iii)(iv)	135	126
Total	23,280	17,493
Less current portion	(11,231)	(5,600)
Long-term	12,049	11,893

(i)	On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024.
(ii)	On October 18, 2021, the Company entered into a revolving credit facility with ATB Financial (the “Lender”) in an amount of up to $25,000, comprised of an initial $10,000 limit and $15,000 accordion. The revolving credit facility bears interest at a variable rate, which is dependent on the Company’s adjusted debt to EBITDA ratio. As at July 31, 2022, the Company had paid off the outstanding balance on the credit facility and the credit facility was cancelled. Based on the Company’s adjusted debt to EBITDA ratio at July 31, 2022, the interest on the credit agreement is prime rate plus 325 basis points. The amended credit agreement matured on July 7, 2022. As at October 31, 2021, the Company had drawn $4,000 on the revolving credit facility. The Company did not meet the covenants in the original agreement relating to the adjusted debt to EBITDA ratio, the interest coverage ratio, and the restriction on the ability to make investments, without obtaining a letter of consent. On January 25, 2022, the Lender waived the covenants that the Company is required to maintain under this facility from October 31, 2021, to October 31, 2022. The waived covenants included adjusted debt to EBITDA ratio, interest coverage ratio (ratio of EBITDA to interest expense), and investments other than permitted investments by the Lender. Under the terms of the waiver, the Company agreed to pay back the outstanding balance of $4,000, of which $1,000 was paid by April 1, 2022, and the remaining $3,000 was paid back by July 7, 2022. The Company also agreed to maintain a minimum cash balance of $7,500 as at October 31, 2021, $10,000 for the months ended November 30, 2021 and December 21, 2021, and $7,000 for the months up to maturity.
(iii)	During the second quarter of 2021, the Company obtained a government loan under the Canada Emergency Response Benefit, part of Canada’s COVID-19 economic response plan. The loan bears no interest and has a maturity date of December 31, 2025.
(iv)	On August 12, 2021, the Company acquired all of the issued and outstanding shares of DankStop which included a loan from the U.S. Small Business Administration under the Secured Disaster Loans for Covid-19 relief. The loan bears an interest rate of 3.75% per annum and has a maturity date of May 21, 2050.
(v)	On March 18, 2022, the Company entered into a $2,500 term loan agreement with a private lender. The loan carries an interest rate of 15% per annum payable at maturity date of July 31, 2022. Amounts of principal and interest that are past due under this note shall bear interest at a rate of 25% per annum, payable on demand, from the date of such non-payment until such amount is paid in full. During the nine months ended, July 31, 2022, the Company incurred interest in the amount of $150 in relation to the outstanding notes payable. On August 1, 2022, the Company paid the principal balance of the loan.
(vi)	On April 28, 2022, the Company entered into a $2,000 term loan agreement with a private lender. The loan carries an interest rate of 12% per annum payable at maturity date of July 28, 2022. Amounts of principal and interest that are past due under this note shall bear interest at a rate of 18% per annum, payable on demand, from the date of such non-payment until such amount is paid in full. A placement fee of $40 was deducted by the lender upon initial advance of funds which was expensed under financing cost during the period ended July 31, 2022. As well, during the nine months ended, July 31, 2022, the Company incurred interest in the amount of $62 in relation to the outstanding notes payable. On September 1, 2022, the Company paid the principal balance of the loan.

30

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11. Notes Payable (continued)

(vii)	On June 21, 2022, the Company entered into a $5,000 term loan agreement with a private lender. The loan carries an interest rate of 10% per annum payable at maturity date of June 21, 2023. Amounts of principal and interest that are past due under this note shall bear interest at a rate of 18% per annum, payable on demand, from the date of such non-payment until such amount is paid in full. Per the agreement, if the Company fails to secure funding from connectFirst Credit Union Ltd. by October 31, 2022, or an alternative source for minimum gross proceeds of $15,000,000; and if such failure continues unremedied for a period of 15 days, then the company would be in default and the notes would be payable on demand. As well, during the nine months ended, July 31, 2022, the Company incurred interest in the amount of $55 in relation to the outstanding notes payable.

During the nine months ended, July 31, 2022, the Company incurred accretion of $975 (2021 - $765) and paid interest in the amount of $932 (2021 - $831) in relation to the outstanding notes payable. And during the three months ended, July 31, 2022, the Company incurred accretion of $447 (2021 - $21) and paid interest in the amount of $422 (2021 - $38) in relation to the outstanding notes payable

31

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.Convertible Debentures

As at	July 31, 2022	October 31, 2021
	$	$
Convertible debentures, beginning of period	8,163	25,822
Debt assumed	-	18,951
Revaluation on amendment of debenture	-	683
Cash advances from debt	-	980
Conversion of debenture into equity	-	(35,172)
Transfer of conversion component to equity	-	(946)
Repayment of debt	(2,325)	(4,906)
Accretion on convertible debentures	1,184	2,751
Total	7,022	8,163
Less current portion	-	(946)
Long-term	7,022	7,217

13.	Finance and other costs

Finance and other costs are comprised of the following:

	Three months ended July 31		Nine months ended July 31
	2022	2021	2022	2021
	$	$	$	$
Accretion on convertible debt	63	412	1,184	2,232
Interest on convertible debt	—	79	—	1,229
Accretion on notes payable	447	29	975	765
Interest on notes payable	422	38	932	831
Accretion of lease liability	538	537	1,792	1,578
Transaction costs	1,014	1,939	2,271	4,409
Total	2,484	3,034	7,154	11,044

32

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

14.	Share Capital
(a)	Issued:

Common shares:
	Number of shares	Amount
	#	$
Balance, October 31, 2020	240,090,196	32,552
Acquisition - Meta Growth (Note 3)	196,063,610	35,290
Acquisition - Smoke Cartel, Inc. (Note 3)	9,540,754	8,396
Acquisition - FAB Nutrition (Note 3)	6,151,915	3,439
Escrow share based compensation (Note 3)	9,002,194	5,804
Issued to pay fees via shares	1,480,099	467
Issued to pay interest via shares	8,077,940	1,458
Shares issued through equity financing	47,916,665	18,293
Exercise convertible debt	146,960,503	40,532
Share issuance costs	-	(3,205)
Exercise options	2,498,160	817
Exercise warrants	22,208,027	10,677
Vested restricted share units	844,655	154
Balance, May 13, 2021 - pre-consolidation	690,834,718	154,674
Balance, May 13, 2021 - post-consolidation	46,055,653	154,674
Acquisition - Daily High Club (Note 3)	839,820	7,767
Acquisition - 102 Saskatchewan (Note 3)	254,518	2,018
Acquisiton - DankStop (Note 3)	612,087	5,013
Acqusition - Blessed CBD (Note 3)	607,064	4,432
Escrow share based compensation (Note 3)	529,487	3,866
Shares issued through equity financing	2,415,000	20,273
Exercise convertible debt	1,596,434	4,954
Share issuance costs	-	(2,390)
Exercise options	158,824	717
Exercise warrants	1,291,141	7,580
Balance, October 31, 2021	54,360,028	208,904
Acquisition - FABCBD	-	313
Acquisition - NuLeaf (Note 3)	4,429,809	35,527
Issuance of shares through ATM	1,501,410	8,307
Share issuance costs	-	(966)
Exercise options	70,500	571
Exercise warrants	530,423	4,052
Vested restricted share units	17,500	118
Acquisition - Budroom	674,650	3,738
Acquisition - Boreal Cannabis	443,301	2,203
Acquisition - Crossroads Cannabis	516,735	2,189
Issued to pay fees via shares	15,122	100
Shares issued through equity financing	4,956,960	5,765
Acquisition - Budheaven	564,092	1,985
Balance, July 31, 2022	68,080,530	272,805

On July 22, 2022, the Company issued, on a bought deal basis, 4,956,960 post-consolidation units at a price of $2.32 per unit. The Company closed the offering for total gross proceeds of $11,500. The underwriters received a cash commission fee of 6% of gross proceeds and 3% of gross proceeds for the presidents list in cash because of conducting the bought deal financing.

33

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Share – Based Compensation
(a)	Stock Option Plan:

On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan of the Company (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.

The maximum number of common shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been fixed at 20% of the issued and outstanding common shares June 2, 2022.

The Company’s previous stock option plan limited the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time.

The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	July 31, 2022		October 31, 2021
	Number of	Weighted Average	Number of	Weighted Average
	options	Exercise Price ($)	options	Exercise Price ($)
Balance, beginning of period	1,906,130	6.51	620,666	7.50
Granted	554,122	4.99	2,058,885	6.12
Forfeited	(99,003)	6.79	(448,051)	9.51
Exercised	(53,000)	5.83	(325,371)	3.73
Balance, end of period	2,308,249	6.15	1,906,129	7.50
Exercisable, end of period	1,234,462	5.90	596,666	7.55

For the three and nine month period ended July 31, 2022, the Company recorded share-based compensation related to options of $544 and $2,327 (2021 - $459 and $2,249).

(b)	Restricted Share Units (“RSUs”) plan

For the three and nine months ended July 31, 2022, the Company recorded share-based compensation related to RSUs of $98 and $410 (2021 – $49 and $329). The number of outstanding RSUs outstanding at July 31, 2022 amounts to 132,143.

(c)	Escrow Shares

For the three and nine months ended July 31, 2022, the Company recorded share-based compensation related to Escrow Shares of $1,092 and $3,251 (2021 – nil). These shares were granted as part of compensation plan and are released based on the employment agreement.

34

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Warrants

					Weighted
	Number of	Warrants	Derivative	Weighted	average
	warrants	amount	liability	average	number of	Expiry dates
			amount	exercise price	years to
					expiry
	#	$	$	$
Opening balance, November 1, 2020	131,064,114	5,796	266	0.4159	2.07
Issued warrants for acquisition - Meta	741,600	3	-	1.3110	-
Issued warrants for acquisition - Meta	40,076,411	2,616	-	0.3520	0.49	February 6, 2023
Issued warrants for acquisition - Meta	4,120,000	120	-	1.1040	0.06	April 11, 2023
Revaluation of derivative liability	—	—	11,697	—	-	December 31, 2022
Warrants issued - equity financing	27,878,919	6,210	-	0.5800	0.55	February 22, 2024
Warrants issued - equity financing	21,207,720	3,546	-	12.2500	0.03	May 26, 2024
Warrants cancelled or expired	(59,578,382)	(5,457)	-	—	—
Warrants exercised	(54,268,198)	(2,110)	(10,270)	—	—
Balance October 31, 2021	111,242,184	10,724	1,693	2.5995	2.01
Revaluation of derivative liability	-	-	220	—	—
Warrants cancelled or expired	(17,364,621)	(273)	-	—	—
Warrants exercised	(7,956,345)	(6)	(1,913)	—	—
Issued warrants - Promissory note (i)	700,000	321	-	4.9800	0.17	June 21, 2023
Issued warrants - Bought Deal (ii)	4,956,960	5,735	-	2.7300	0.02	July 22, 2027
Balance July 31, 2022	91,578,178	16,501	—	1.7183	2.19

As at July 31, 2022, 85,921,218 warrants were exercisable, on a basis of 15 warrants for 1 common share,

(i)	The Company issued 700,000 warrants which have been fair valued at $321 using the Black-Scholes models. The following assumptions were used: stock price of $2.43, expected life of one year, $nil dividends, volatility 100%, risk-free interest rate of 3.31%, and exercise price of $4.98. The warrants would expire by June 21, 2023.
(ii)	The Company issued 4,956,960 warrants which have been fair valued at $5,735 using the Black-Scholes. Each warrant entitles the holder to acquire one common share of the Company. Management has calculated the fair value of the warrants issued using the following assumptions: fair value of common shares $2.05; exercise price of options $2.73; expected life of five years, volatility 253% and a risk-free interest rate of 2.9%, and the fair value of shares issued using the active share price on the date of issuance.

17.	Loss Per Share

(a)	Current Period Loss Per Share

	Three months ended		Nine months ended
	July 31,		July 31,
	2022	2021	2022	2021
	$	$	$	$
Net loss for the period	(2,717)	(1,750)	(18,346)	(30,861)
Non-controlling interest portion of net loss	386	69	(521)	(22)
Net loss for the period attributable to owners of the Company	(2,331)	(1,681)	(18,867)	(30,883)
	#	#	#	#
Weighted average number of common shares - basic and diluted	62,683,545	48,366,031	60,487,824	38,965,149
Basic and Diluted loss per share	(0.04)	(0.03)	(0.31)	(0.79)

35

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18. Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company assessed that the fair values of cash, trade accounts receivable, loans receivable, accounts payable and accrued liabilities, and current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.

The following methods and assumptions were used to estimate the fair value:

-	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-	Derivative warrant liabilities are designated as FVTPL and are measured using level 2 inputs. The fair value of the derivative warrant liabilities are measured each reporting period with changes in the fair value recognized in the consolidated statement of loss and comprehensive loss. Assumptions used to calculate the fair value include stock price, volatility, and risk-free interest rate.
-	Long-term fixed-rate notes receivables and loans payable are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of
-	instruments using similar terms. These instruments are subsequently measured through amortized cost, through accretion and interest income recognized through the statement of loss and comprehensive loss.
-	The obligation related to the Smoke Cartel business combination is determined using level 1 inputs, as the price of the Company’s stock is quoted on public exchanges.
-	The Convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
-	The convertible promissory note receivable is a non-derivative financial asset with fixed or determinable payments that are not quoted in an active market and is recorded at fair value based on level 2 inputs. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms. The promissory note failed the SPPI test due to the conversion feature of the note, therefore this note will be subsequently recognized at fair value through profit or loss on the consolidated statement of loss and comprehensive loss.

36

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18. Financial Instruments and Risk Management (continued)

-	The liabilities associated with the put options included in the acquisitions of FABCBD, Blessed and NuLeaf have been recorded at fair value based on level 3 inputs. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve month EBITDA for FABCBD and NuLeaf, and forecasted twelve month revenue for Blessed CBD, and a risk-adjusted discount rate for FABCBD, Blessed and NuLeaf. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher).

Derivative Liability measured through FVTPL
$
Balance at November 1, 2020	—
Contingent consideration from acquisition of Smoke Cartel	1,319
Put obligation liability from acquisition of FABCBD	3,722
Put obligation liability from acquisition of Blessed CBD	4,323
Loss included in 'Loss on revaluation of derivative liability'	577
Balance at, October 31, 2021	9,941
Put obligation liability from acquisition of NuLeaf Naturals	8,326
Gain included in 'Gain on revaluation of derivative liability'	(7,504)
Balance at, July 31, 2022	10,763

Sensitivity Analysis
$
Expected cash flows (10% movement)	(841)

Marketable securities

In connection with the Company’s acquisition of META on November 18, 2020, the Company acquired 2,996,612 shares of Epsilon Healthcare Limited (“Epsilon” formerly ‘THC Global Group Limited’). The fair value of the Epsilon shares amounting to $169 has been recognized as a marketable security, based on the trading price of Epsilon’s shares. In addition, to this the Company has also acquired 400,000 shares of Pathway Health Corp. (“Pathway”) which were granted as part of consideration for an asset sale agreement with Meta prior to acquisition amounting to $200, which were updated to fair value of $50 at July 31, 2022, as well as $200 in GICs is recorded as a marketable security.c

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

37

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18. Financial Instruments and Risk Management (continued)

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	July 31, 2022	October 31, 2021
	$	$
Current (for less than 30 days)	9,815	3,794
31 – 60 days	1,112	533
61 – 90 days	851	333
Greater than 90 days	1,886	1,978
Less allowance	(122)	(144)
	13,542	6,494

For the nine months ended July 31, 2022, $0 in trade receivables were written off against the loss allowance due to bad debts (July 31, 2021 – $190). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the period ended July 31, 2022, management reviewed the estimates and have not created any additional loss allowances on trade receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
October 31, 2021
Accounts payable and accrued liabilities	18,532	18,532	-	-	-
Notes payable	17,493	5,600	78	11,755	60
Derivative liability	11,673	9,980	1,693	-	-
Convertible debentures	8,163	946	-	7,217	-
Undiscounted lease obligations	35,201	8,454	12,773	6,382	7,592
Total	91,062	43,512	14,544	25,354	7,652
July 31, 2022		-	-	-	-
Accounts payable and accrued liabilities	22,812	22,812	-	-	-
Notes payable	23,280	11,231	-	11,984	65
Derivative liability	10,763	10,763	-	-	-
Convertible debentures	7,022	-	7,022	-	-
Undiscounted lease obligations	35,830	2,407	15,364	8,897	9,162
Total	99,706	47,213	22,386	20,881	9,227

38

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18. Financial Instruments and Risk Management (continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

At July 31, 2022, approximately 97% of the Company’s borrowings are at a fixed rate of interest (2021: 84%).

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at July 31, 2022 was as follows:

(Canadian dollar equivalent amounts of GBP, Euro and USD balances)	July 31, 2022	July 31, 2022	July 31, 2022	July 31, 2022	October 31,
	(GBP)	(Euro)	(USD)	Total	2021
	$	$	$	$	$
Cash	821	166	2,442	3,429	4,032
Accounts receivable	289	-	1,190	1,479	889
Accounts payable and accrued liabilities	(257)	(1,823)	(6,421)	(8,501)	(4,406)
Net monetary assets	853	(1,657)	(2,789)	(3,593)	515

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $151 (October 31, 2021 - $21). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $83 (October 31, 2021 - $29), and a fluctuation of +/- 5.0 percent in the exchange rate between the GBP and Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $43 (October 31, 2021 - $37). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

39

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

19.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months ended July 31,	2022	2021	2022	2021	2022	2021	2022	2021
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	94,368	46,283	941	1,781	45	5	95,354	48,069
Gross profit	25,282	16,216	431	438	42	25	25,755	16,679
(Loss) income from operations	1,439	(3,074)	(411)	(390)	(5,698)	(3,803)	(4,670)	(7,267)

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the nine months ended July 31,	2022	2021	2022	2021	2022	2021	2022	2021
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	245,379	121,402	3,128	5,819	97	35	248,604	127,256
Gross profit	70,594	44,599	745	1,790	95	56	71,434	46,445
(Loss) income from operations	(60)	(2,894)	(1,321)	(587)	(16,924)	(10,342)	(18,305)	(13,823)

Total assets	277,370	145,971	9,055	6,939	23,234	81,272	309,659	234,182
Total liabilities	68,746	56,960	3,048	2,183	35,364	28,228	107,158	87,371

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended July 31,	2022	2021	2022	2021	2022	2021	2022	2021
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	80,697	34,738	13,148	11,315	1,509	2,016	95,354	48,069
Gross profit	18,902	10,805	5,977	5,116	876	758	25,755	16,679
(Loss) income from operations	(4,496)	(7,896)	(730)	601	556	28	(4,670)	(7,267)

	Canada	Canada	USA	USA	International	International	Total	Total
For the nine months ended July 31,	2022	2021	2022	2021	2022	2021	2022	2021
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	196,596	103,326	46,529	15,596	5,479	8,334	248,604	127,256
Gross profit	44,779	36,178	23,124	6,660	3,531	3,607	71,434	46,445
(Loss) income from operations	(21,561)	(15,584)	730	612	2,526	1,149	(18,305)	(13,823)

Total assets	183,528	164,823	112,780	60,961	13,351	8,398	309,659	234,182
Total liabilities	84,892	76,603	20,657	9,201	1,609	1,567	107,157	87,371

40

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

20.	Related Party Transactions

As at July 31, 2022, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

An office and warehouse unit located in Savannah, Georgia has been leased out by 2G Realty, LLC, a company that is related through the former Chief Technology Officer of the Company. The office and warehouse space were leased to accommodate the Company’s operational needs for Smoke Cartel. The lease was established at prevailing market rates and has annual lease payments totaling $52 per annum. The primary lease term is 1 year with one additional 1-year term extension exercisable at the option of the Company.

21.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets
$
Balance at October 31, 2021	27,985
Net additions	9,128
Depreciation expense for the period	(6,052)
Balance at July 31, 2022	31,061

Lease Liabilities
$
Balance at October 31, 2021	29,773
Net additions	8,581
Cash outflows in the period	(7,232)
Interest expense for the period ended	1,765
Balance at July 31, 2022	32,887
Current	(7,405)
Non-current	25,482

As at July 31, 2022, $203 (October 31, 2021 - $506) is due to the Company in respect of sublease arrangements. For the period ended July 31, 2022, $273 was received in respect of sublease arrangements, which was recognized as other revenue. During the three and nine months period ended July 31, 2022, the Company also paid $1,035 and $2,581 (July 31, 2021 - $759 and $2,174) in variable operating costs associated to the leases which are expensed under general and administrative expenses.

41

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

22.	Contingent liability

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

23.	Non-controlling interest

The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

	July 31, 2022	October 31, 2021
	$	$
Total current assets	10,325	6,137
Total non-current assets	76,906	38,577
Total current liabilities	(9,831)	(6,731)
Total non-current liabilities	(3,181)	(456)
Revenues for the period ended	35,428	17,869
Net income for the period ended	3,714	1,930

The net change in non-controlling interests is as follows:

As at	July 31, 2022	October 31, 2021
	$	$
Balance, beginning of year	4,795	1,552
Share of (loss) gain for the period - Saturninus Partners	143	346
Share of gain for the period - Meta	61	235
Share of gain for the period - FABCBD	371	78
Share of gain for the period - Blessed	289	21
Share of gain for the period - NuLeaf	80	-
Purchase of Meta	-	1,821
Purchase of FABCBD		1,262
Purchase of Blessed		864
Purchase of NuLeaf	2,700	-
Distribution - Saturninus Partners	(250)	(500)
Distribution - FABCBD	(344)	-
Distribution - Blessed	(565)	-
Distribution - NuLeaf	(343)
Loss of control (Note 5)	-	(884)
	6,937	4,795

42

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2022 and 2021 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

24.	Subsequent events
i.	On August 2, 2022, the company acquired a third retail cannabis location of the Ontario Lottery Winner and due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

ii.	On August 4, 2022, the Company completed an acquisition through Companies’ Creditors Arrangement Act proceedings, of eight operating retail stores and their inventory in British Columbia and Alberta for $4,200, by issuing an aggregate 1,782,838 Common Shares at a deemed price of $2.3375 per Common Share. Pursuant to the terms of the acquisition agreement, 70% of the Common Shares that were issued were subject to a four-month hold.

iii.	On August 9, 2022, the Company settled contingent consideration related to the acquisition of Smoke Cartel by issuing 500,000 Common Shares.

iv.	On August 18, 2022, the Company entered into a binding commitment letter with connectFirst for a $19,000 credit facility with an initial 5-year term, at connectFirst’s floor interest rate. The credit facility will have a quarterly tested financial covenant of debt service coverage ratio of not less than 1.40:1, a monthly current ratio covenant of not less than 1.25:1, and a quarterly tested covenant of funded debt to EBITDA ratio of not more than 3:1 beginning with the quarter ended January 31, 2023. High Tide’s 12-month forecast projects it to be comfortably in compliance with all financial covenants. Upon closing the credit facility, the Company expects to use the proceeds to fund continued organic growth, general working capital requirements, and potential future M&A activities.

v.	On September 1, 2022, the Company completed an acquisition, through Companies’ Creditors Arrangement Act proceedings, of an operating retail cannabis store and its inventory in Ontario for $1,100, by issuing an aggregate 364,185 Common Shares at a deemed price of $2.3375 per Common Share and paying the remaining $300 in cash. Pursuant to the terms of the acquisition agreement, 70% of the Common Shares that were issued were subject to a four-month hold and due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized

vi.	On September 9, 2022, the Company settled the cash true-payable amounting to $992 for Bud Heaven.

43